[HEAD logo]

Press Release

HEAD NV Announces Results for the Three Months and Full Year ended 31 December 2005
Amsterdam - February 23rd 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 December 2005 compared to the three months ended 31 December 2004:

o    Net revenues were down 10.7% to $154.4 million
o Operating result before restructuring costs increased by $0.7 million to a profit of $12.5 million
o    The net income increased to $5.1 million

For the twelve months ended 31 December 2005 compared to the twelve months ended 31 December 2004:

o    Net revenues were down 4.3% to $446.9 million
o Operating result before restructuring costs and gain on the sale of property increased by $6.7 million to a profit of $18.4 million
o    The net income increased to $8.0 million

Johan Eliasch, Chairman and CEO, commented:

"The 4th quarter produced a solid operating result, despite reduced revenues. This contributed positively to a strong operating income for the group for 2005, together with a substantial improvement in net income compared with 2004. Although full year revenues are down marginally on 2004, there has been a satisfactory improvement in gross profit.

Restructuring & cost saving initiatives continued throughout 2005; outsourcing tennis racquet production from Europe to China, restructuring our ski binding production, as well as on-going re-organization at our Italian facilities.

These measures continue to have a positive impact on our operating results, delivering anticipated improvements. Further benefits are expected during 2006."

Results for the Three Months and Twelve Months Ended December 31, 2005 and 2004

                                For the Three Months       For the Years Ended
                                  ended December 31,           December 31,
                              --------------------------------------------------
                                  2004         2005         2004         2005
                              -----------  -----------  -----------  -----------
                              (unaudited)  (unaudited)
                                   (in thousands)            (in thousands)
Product category:
Winter Sports ..............   $ 124,920    $ 110,653    $ 223,211    $ 216,262
Racquet Sports .............      32,507       34,076      168,037      166,636
Diving .....................      16,846       10,307       75,453       61,405
Licensing ..................       3,225        2,685       11,059       12,219
                               ---------    ---------    ---------    ---------
Total revenues .............     177,498      157,720      477,759      456,522
Other revenues .............         386          450        1,326        1,446
Sales Deductions ...........     (4,922)      (3,735)     (12,071)     (11,086)
                               ---------    ---------    ---------    ---------
    Total Net Revenues .....   $ 172,963    $ 154,435    $ 467,014    $ 446,882
                               =========    =========    =========    =========


Winter Sports

Winter Sports revenues for the three months ended December 31, 2005 decreased by $14.3 million, or 11.4%, to $110.7 million from $124.9 million in the comparable period in 2004. For the twelve months ended December 31, 2005 Winter Sports revenues decreased by $6.9 million, or 3.1%, to $216.3 million from $223.2 million in 2004. This decrease was due to lower sales volumes for skis and bindings and the weakening of the euro against the U.S. dollar in the last quarter of the year partly offset by higher sales volumes for ski boots and the introduction of snowboard protection wear.

Racquet Sports

Racquet Sports revenues for the three months ended December 31, 2005 increased by $1.6 million, or 4.8%, to $34.1 million from $32.5 million in the comparable 2004 period. For the twelve months ended December 31, 2005 Racquet Sports revenues decreased by $1.4 million, or 0.8%, to $166.6 million from $168.0 million in 2004. This decrease resulted mainly from lower sales due to less favorable product and country mix for the Company's tennis racquets and lower sales volumes of its bags and tennis balls. This decrease was partly offset by significantly higher sales volumes in tennis racquets, better product mix in tennis balls and the strengthening of the euro against the U.S. dollar during the main delivery period.

Diving

Diving product revenues for the three months ended December 31, 2005 decreased by $6.5 million, or 38.8%, to $10.3 million compared with $16.8 million in the same period in 2004 due to unfavourable market conditions, termination of distribution agreements in Switzerland, UK and Japan, as well as a reduced product range. For the twelve months ended December 31, 2005, revenues decreased by $14.0 million, or 18.6%, to $61.4 million from $75.5 million in 2004 reflecting the unfavourable market conditions and our strategy of improving product mix and generating higher margins rather than increasing revenues. The strengthening of the euro against the U.S. dollar partly offset the decline in revenues.

Licensing

Licensing revenues for the three months ended December 31, 2005 decreased by $0.5 million, or 16.7%, to $2.7 million from $3.2 million in the comparable 2004 period. For the twelve months ended December 31, 2005, revenues increased by $1.2 million, or 10.5%, to $12.2 million from $11.1 million in 2004 mainly due to increased revenues from existing contracts and from new licensing agreements.

Other Revenues

Other revenues include amounts billed to customers for shipping and handling. These amounts are recognized also as selling and marketing expense.

Profitability

Sales deductions for the three months ended December 31, 2005 decreased by $1.2 million, or 24.1%, to $3.7 million from $4.9 million in the comparable 2004 period. For the twelve months ended December 31, 2005, sales deductions decreased by $1.0 million, or 8.2%, to $11.1 million from $12.1 million in 2004 mainly due to declining revenues.

Gross Profit for the three months ended December 31, 2005, decreased by $3.7 million to $56.9 million from $60.6 million in the comparable 2004 period. Gross margin increased to 36.9% for the three months ended December 31, 2005 from 35.0% in the comparable 2004 period. For the twelve months ended December 31, 2005, gross profit increased by $1.7 million to $174.4 million from $172.7 million in 2004 due to improved operating performance as a result of the Company's restructuring programs which positively affected manufacturing cost, as well as more favourable product mix. Gross margin increased to 39.0% for the twelve months ended December 31, 2005 from 37.0% in the comparable 2004 period.

Selling and Marketing Expense for the three months ended December 31, 2005, decreased by $2.9 million, or 7.8%, to $33.9 million from $36.8 million in the comparable 2004 period. For the twelve months ended December 31, 2005, selling and marketing expense decreased by $2.0 million, or 1.7%, to $116.5 million from $118.5 million in 2004. The decrease was due mainly to lower variable distribution costs as a consequence of declining sales partly offset by higher expenditures for advertising and selling departments.

General and Administrative Expenses for the three months ended December

31, 2005, (excluding non-cash compensation expense) decreased by $1.8 million, or 15.3%, to $10.1 million from $11.9 million in the comparable 2004 period. For the twelve months ended December 31, 2005, general and administrative expense decreased by $3.3 million, or 7.8%, to $38.6 million from $41.9 million in 2004. This decrease was due to lower expenses for warehouse and administration due to tight expense controls and the Company's restructuring programs.

The Company recorded a non-cash compensation expense of $0.1 million and $0.5 million for the three months ended December 2004 and 2005, respectively. For the twelve months ended December 2004 and 2005, the Company recorded a non-cash compensation expense of $0.6 million and $0.9 million, respectively, due to the grant of stock options under the Company's stock option plans 1998, 2001 and 2005 and the resulting amortization expense.

In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million. In September 2004, the Company realized a gain of $5.7 million from the sale of its property in Mullingar, Ireland.

The Company recorded restructuring costs of $1.2 million and $6.2, million, in the three month and twelve month period ended December 31,2005 in relation to the reduction by 90% of the Company's tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic, the restructuring program of the Company's ski binding production, the reduction of its production capacity in its plant in Rapallo, Italy and the transfer of the remaining ski boot production from Maser, Italy to Litovel, Czech Republic. The Company recorded restructuring costs of $0.7 million and $2.3 million, in the three month and twelve-month period ended December 31, 2004 consisting of dismissal and transfer costs in connection with the closing of its production facility in Mullingar, Ireland and the plant in Tallinn, Estonia.

As a result of the foregoing factors, for the three months ended December 31, 2005, operating income slightly increased by $0.2 million to $11.2 million from $11.1 million in the comparable 2004 period. For the twelve months ended December 31, 2005, operating income increased by $4.4 million to $19.4 million from $15.0 million in 2004.

For the three months ended December 31, 2005 interest expense decreased by $0.5 million, or 12.6%, to $3.7 million from $4.3 million in the comparable 2004 period. For the twelve months ended December 31, 2005 interest expense decreased by $9.6 million or 37.4% to $16.1 million from $25.7 million in 2004. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to the Company's former 10.75% senior notes, which were repaid with proceeds from its newly issued 8.5% senior notes in January 2004. The premium of $4.4 million for the early redemption of the 10.75% senior notes was reported in 2004. In addition, interest expenses for the 8.5% senior notes decreased as a result of the Company's note repurchase program.

For the three months ended December 31, 2005 interest income decreased by $0.4 million to $0.4 million from $0.8 million in 2004. For the twelve months ended December 31, 2005 interest income increased by $0.6 million to $2.7 million from $2.1 million in 2004. This increase was due mainly to higher cash on hand.

For the three months ended December 31, 2005 the Company recorded a foreign currency exchange gain of $0.4 million, compared to a loss of $0.9 million in the comparable 2004 period. For the twelve months ended December 31, 2005, the Company recorded a foreign currency exchange gain of $2.8 million, compared to a loss of $0.6 million in 2004 as a result of the revaluation of foreign currency assets and liabilities at the exchange rate as of December 31, 2005.

For the three months ended December 31, 2005 the Company incurred other income, net of $0.1 million compared to $0.1 million other expense, net in the comparable 2004 period. For the twelve months ended December 31, 2005, other income, net increased by $0.2 million to $0.1 million from other expense, net of $0.1 million in 2004.

For the three months ended December 31, 2005 income tax expense decreased by $3.1 million to $3.4 million from expense of $6.5 million in the comparable 2004 period. This decrease results from a shift by fiscal jurisdiction of losses before income taxes. For the twelve months ended December 31, 2005, income tax expense decreased by $26.7 million to $1.0 million from $27.7 million in 2004. This decrease in income tax expense is mainly due to a reduction in the Austrian tax rate which, in 2004, led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million as well as the not taxable gain on sale of property in Estonia.

As a result of the foregoing factors, for the three months ended December 31, 2005 the Company had net income of $5.1 million, compared to net income of $0.1 million in the comparable 2004 period. For the twelve months ended December 31, 2005, the Company had net income of $8.0 million, compared to net loss of $36.9 million in 2004.

Consolidated Results

                                                     For the Three Months           For the Years
                                                      Ended December 31,          Ended December 31,
                                                      2004          2005          2004          2005
                                                   ---------     ---------     ---------     ---------
                                                  (unaudited)   (unaudited)
                                                       (in thousands)              (in thousands)

Total net revenues .............................   $ 172,963     $ 154,435     $ 467,014     $ 446,882
Cost of sales ..................................     112,367        97,494       294,360       272,532
                                                   ---------     ---------     ---------     ---------
   Gross profit ................................      60,596        56,941       172,653       174,351
                                                   =========     =========     =========     =========
   Gross margin ................................       35.0%         36.9%         37.0%         39.0%
Selling and marketing expense ..................      36,750        33,888       118,511       116,529
General and administrative expense (excluding
   non-cash compensation expense) ..............      11,945        10,115        41,883        38,602
Non-cash compensation expense ..................         139           475           555           863
Gain on sale of property .......................          --            --       (5,650)       (7,246)
Restructuring costs ............................         676         1,218         2,347         6,173
                                                   ---------     ---------     ---------     ---------
   Operating income ............................      11,087        11,245        15,008        19,431
                                                   =========     =========     =========     =========
Interest expense ...............................     (4,273)       (3,733)      (25,699)      (16,081)
Interest income ................................         821           446         2,121         2,685
Foreign exchange gain (loss) ...................       (906)           440         (606)         2,763
Other income (expense), net ....................       (115)            80          (97)           125
Income tax expense .............................     (6,529)       (3,395)      (27,661)         (929)
                                                   ---------     ---------     ---------     ---------
   Net income (loss) ...........................   $      84     $   5,085     $ (36,935)    $   7,994
                                                   =========     =========     =========     =========


About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo

Kuerten, Marat Safin, Juan Carlos Ferrero, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's report for the year ended 31 December 2005.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.